

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Jason F. Cole
Chief Operating and Legal Officer
bluebird bio, Inc.
60 Binney Street ,
Cambridge , MA 02142

   Re: bluebird bio, Inc.
       Form 8-K
       Exhibit No. 10.1
       Filed January 21, 2020
       File No. 001-35966

Dear Mr. Cole:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

          Sincerely,

          Division of Corporation Finance